December 10, 2024

Robert Dixon
Chief Executive Officer
MacKenzie Realty Capital, Inc.
89 Davis Road
Suite 100
Orinda, CA 94563

       Re: MacKenzie Realty Capital, Inc.
           Registration Statement on Form S-3
           Filed November 26, 2024
           File No. 333-283478
Dear Robert Dixon:

       We have conducted a limited review of your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-3
Description of Securities We May Offer, page 9

1. We note that you are registering rights. Please revise to provide a description of the rights that you may offer. Refer to Item 202 of Regulation S-K.
General

2. We note your disclosure that Maxim Group will sell up to $15,000,000 pursuant to an equity distribution agreement. However, we also note your disclosure that under this agreement, you may sell up to $20,000,000, which is also the amount provided by the agreement filed as Exhibit 1.2. Please revise your disclosure to address this discrepancy or otherwise clarify that you are registering a different amount.
       Additionally, please file the executed agreement.
 December 10, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Stacie Gorman at 202-551-3585 or Dorrie Yale at 202-551-8776 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Real
Estate & Construction
cc:   Steve Barrett, Esq.